PanAgora Asset Management, Inc.

Code of Ethics

Table of Contents

Introduction	2

Compliance with Ethical Standards and Applicable Law	2

Conflicts of Interest	3

Confidentiality	4

Personal Trading	4

Insider Trading	4

Service on Boards Not Related to a PanAgora Investment	4

Outside Business of PanAgora Individuals	5

Business of Family of PanAgora Individuals	5

Gifts & Entertainment	5

Accommodation-Type Transactions	5

Political Contribution Policy	6

Questions	6

EXHIBITS:

Exhibit 1: Code of Ethics Acknowledgement

Exhibit 2: PanAgora Whistleblower Policy

Exhibit 3: PanAgora Personal Trading Policy

Exhibit 4: PanAgora Insider Trading Policy

Exhibit 5: PanAgora Gifts & Entertainment Policy

Exhibit 6: PanAgora Political Contribution Policy

Introduction

PanAgora’s Board of Directors and Audit and Compliance Committee has delegated responsibility for the implementation and oversight of the firm’s Code of Ethics to the Code of Ethics Oversight Committee, which is chaired by PanAgora’s CEO, Eric Sorensen. Day-to-day responsibility for maintenance and oversight of this Code of Ethics rests with PanAgora’s Chief Compliance Officer (“CCO”), Marc Volpe.

This Code of Ethics may be revised at any time in PanAgora's sole discretion to reflect developments in relevant laws, approaches to questions of interpretation, and the application of practical experience, as well as new policies of PanAgora. This Code is intended to provide guidance to employees and certain consultants of PanAgora (each a "PanAgora Individual") regarding PanAgora's practices, standards and applicable legal standards. This Code of Ethics is not intended to alter perceptions of the legal standards that would otherwise exist in the absence of this Code.

This Code is to be distributed to all PanAgora Individuals when they join PanAgora, and annually thereafter, and additionally upon any amendment to the Code. Each PanAgora Individual shall submit to the CCO promptly after receipt of this Code (or any amendments thereto) an executed copy of the Code of Ethics Acknowledgement attached hereto as Exhibit 1 indicating that the PanAgora Individual has read and understood the Code.

While PanAgora actively monitors the investment activity and personal trades of PanAgora Individuals, it is the responsibility of PanAgora Individuals to ensure that they are not in real or apparent conflict with any applicable laws, this Code or any PanAgora policy. The CCO, together with the Code of Ethics Oversight Committee, is responsible for dealing with alleged violations. Ignorance of this Code, other PanAgora policies and/or applicable laws is not a valid reason for violation of these standards and will not protect those governed by it from the negative consequences of any such violations. If a PanAgora Individual is unsure about any aspect of any conduct (including, for example, the execution of transactions) whether for PanAgora, its clients or for himself or herself, he or she should ask the CCO for advice. If a PanAgora Individual is still uncertain, he or she must refrain from acting. PanAgora will discipline those PanAgora Individuals who violate this Code, other company policies or applicable laws.

Compliance with Ethical Standards and Applicable Law

Standards of Conduct

The operating principles of PanAgora require both personal and professional integrity. PanAgora Individuals are expected to professionally conduct all business activities in accordance with PanAgora policies and procedures, applicable law, and the highest ethical standards.

All PanAgora Individuals, however, not only must conform their conduct to applicable policies, laws and standards, but also must come forward when violations or irregularities that could jeopardize the integrity of PanAgora are observed.

Reporting, Review and Investigation

All PanAgora Individuals who have concerns about possible breaches of ethics or relevant laws, or of any PanAgora policy governing compliance with ethics or relevant laws (or who have suggestions for improving this Code), should bring the matter promptly to the attention of the COO, the CCO, the CEO, or the General Counsel (“GC”). This includes possible breaches learned through direct observation as well as those learned through the report of another PanAgora Individual

All reports of breaches of ethics, applicable laws, or any PanAgora policy will be subjected to review, and where appropriate, investigations will be conducted by the PanAgora Code of Ethics Oversight Committee.

Upon completion of any such investigation, the Code of Ethics Oversight Committee or a member or members thereof, will meet individually with PanAgora Individuals making the reports, as well as the PanAgora Individuals against whom the reports are made, to review the results of the investigations, and where actions are determined to be appropriate, to inform the parties of the steps that will be taken to address the situation. PanAgora will generally release information arising out of reports made under this Code, and any resulting investigations, only on a need-to-know basis. All PanAgora Individuals should be aware, however, that information will likely be shared among the Code of Ethics Oversight Committee, the CCO and relevant personnel in order for effective investigations to be conducted.

It is a violation of this Code for any PanAgora Individual to be subject to retaliation for reporting, truthfully and in good faith, violations of ethics or relevant laws or breaches of any PanAgora policies regarding compliance with ethical standards or relevant laws, or for cooperating with investigations under this Code. All who engage in such retaliatory actions will be subject to disciplinary action, which may include termination of employment or association with PanAgora. In connection with the foregoing, all PanAgora employees are subject to the terms of PanAgora’s Whistleblower Policy, attached hereto as Exhibit 2.

Conflicts Of Interest

As a condition of employment or any consulting arrangement, as applicable, PanAgora Individuals at all times shall act in a manner consistent with their fiduciary responsibilities to PanAgora and its clients and shall exercise care that no detriment results to PanAgora or any clients thereof from conflicts between PanAgora Individual interests and those of PanAgora or its clients. All PanAgora Individuals, at all times, shall also seek to avoid the appearance of conflicts of interest.

For purposes of this statement, PanAgora Individuals are considered to have conflicts of interest when they, or any of their Family or Associates (each as defined below), either:

1.	have, to the knowledge of the PanAgora Individual, an existing or potential financial or other interest which impairs their independence of judgment in the discharge of responsibilities to PanAgora or its clients; or

2.	may, to the knowledge of the PanAgora Individual, receive a material financial or other benefit (other than the official compensation and benefits afforded to PanAgora Individuals) from knowledge of confidential, proprietary, or material nonpublic information (please see PanAgora Insider Trading Policy, attached as Exhibit 3, for more information on what constitutes material nonpublic information).

The "Family" of a PanAgora Individual includes spouses, parents, siblings, children, and, if living in the same household, other relatives. "Associate(s)" of a PanAgora Individual includes any person, trust, organization or enterprise of, in or with which such PanAgora Individual or any of their Family:

a)	is a director, officer, employee, member, partner or trustee; or

b)	has a financial interest that represents five percent or more of their assets or any interest that enables them, acting alone or in conjunction with others, to exercise control or to influence policy significantly; or

c)	has any other association that could cause them to wish to benefit such person.

All PanAgora Individuals are responsible for promptly reporting any conflicts of interest, or potential conflicts of interest, to the CCO.

Confidentiality

All PanAgora Individuals must sign upon commencement of their employment or consulting arrangement with PanAgora a letter agreement confirming that they will not at any time disclose to any unauthorized person or otherwise use any Confidential Information for any reason other than the business of PanAgora and its affiliates or as required by law. "Confidential Information" means any and all information of PanAgora and its affiliates that is not generally available to the public, and as more particularly defined in each PanAgora Individual’s Confidentiality Agreement.

Personal Trading

All PanAgora Individuals shall act in accordance with the PanAgora Personal Trading Policy attached hereto as Exhibit 3.

Insider Trading

All PanAgora Individuals shall act in accordance with the PanAgora Insider Trading Policy attached hereto as Exhibit 4.

Service On Boards Not Related To A PanAgora Investment

PanAgora Individuals may serve on boards of directors, boards of trustees, investment committees or other similar decision-making bodies of entities that are not investments of PanAgora only where there is no real or apparent conflict with PanAgora or any of the clients or funds managed by PanAgora. PanAgora Individuals are encouraged to provide non-compensated service to charitable organizations. However, such service must not materially interfere with the PanAgora Individual's responsibilities to PanAgora and must comply with the provisions of this Code of Ethics, including, but not limited to, the PanAgora Political Contribution Policy (attached hereto as Exhibit 6).

Every PanAgora Individual must notify the CCO of his or her membership on any board of directors, board of trustees, investment committee or other similar decision-making body of an entity.

If at any time subsequent to accepting these roles, the possibility of a conflict develops, they should immediately be reported to the CCO. PanAgora may require that PanAgora Individuals resign from such positions if they are determined by the CCO to be in conflict, or to have the appearance of a conflict, with PanAgora's or its clients' interests. All compensation received from serving as board members or similar functions must be reported to the CCO.

Outside Business of PanAgora Individuals

PanAgora Individuals (with the exception of consultants) may not, without prior written approval of the CCO (or relevant department head), conduct any outside business or other remunerative activities during their employment or consultancy with PanAgora, other than investing for their own or related accounts.

All such outside business activity must be disclosed by PanAgora Individuals in the Initial Holdings Report and Annual Holdings Report submitted pursuant to the PanAgora Personal Trading Policy, and from time to time each time a PanAgora Individual proposes to engage in an outside business.

Business of Family of PanAgora Individuals

All PanAgora Individuals shall provide, upon request, information as to the employment of their Family.

Gifts & Entertainment

All PanAgora Individuals must act in accordance with the PanAgora Gifts & Entertainment Policy attached hereto as Exhibit 5.

Accommodation-Type Transactions

As a condition of employment or consultancy, as applicable, PanAgora Individuals shall not engage, whether for their own accounts or on the account of PanAgora, in accommodation-type transactions designed to help third parties violate applicable laws, including tax regulations.

PanAgora Individuals who suspect that they have received proposals for inappropriate accommodation-type transactions should report the situation to the CCO.

Political Contributions

All PanAgora Individuals to whom the PanAgora Political Contribution Policy (attached hereto as Exhibit 6) applies must act in accordance therewith.

Questions

Questions and reporting under this Code should be directed to the CCO.

Exhibit 1

Acknowledgement

I, the undersigned employee of, or consultant to PanAgora Asset Management, Inc. ("PanAgora"), hereby certify that I have read and understood PanAgora's Code of Ethics dated as of January 1, 2023 and that I will conduct myself and my activities in accordance and compliance with the requirements and standards described therein.

I understand and acknowledge that PanAgora may take disciplinary action, including suspending or terminating me from PanAgora for failure to comply with the policies set forth in the above-referenced Code of Ethics.

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